QUANTUM COMPUTING INC.

215 DEPOT COURT SE, SUITE 212

LEESBURG, VA 20175

May 10, 2019

Amanda Kim

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quantum Computing Inc.
Amendment No. 1 to Registration Statement on Form 10-12(g)
Filed April 15, 2019
File No. 000-56015

Dear Ms. Kim:

By letter dated April 30, 2019, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Quantum Computing Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No.1 to the Registration Statement on Form 10-12(g) filed on April 15, 2019. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No.1 to Registration Statement on Form 10

Item 6. Executive Compensation

Summary Compensation Table, page 27

1.	We note your response to prior comment 5 that you determined the appropriate fair value of the stock grants to employees by using the closing OTC Market price on the day of the stock grants as the fair market value. Please explain to us why the amounts in the Stock Awards column in your Summary Compensation Table appear to be inconsistent and much less than the OTC Market price used to adjust compensation expense in 2018.
RESPONSE:	In response to the Staff’s comment, we have revised the amounts in the Stock Awards column in the Summary Compensation Table to be consistent with the OTC Market price used to adjust compensation expense in 2018.

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Item 15. Financial Statements and Exhibits

Balance Sheets as of December 31, 2018 and December 31, 2017, page F-4

2.	We note your response to prior comment 5 that your repurchase rights should be viewed as forfeiture provisions and have adjusted the stock compensation expense in 2018 accordingly. However, we note your Balance Sheet continues to present 4,724,161 shares issued and outstanding as of December 31, 2018. Please revise or advise.

RESPONSE:	In response to the Staff’s comment, we advise that the number of shares issued and outstanding as of December 31, 2018 is correctly stated at 4,724,161 shares. This number was corrected in the initial Form 10-12(g) filing after the shares were forfeited by the two employees who resigned. Because the shares were forfeited and cancelled, they were deleted and removed from the financial statements, although in the initial Form 10-12(g) filing the compensation expense associated with these shares was not reversed out. In the amended Form 10-12(g) filing, only the compensation expense was changed, not the number of issued and outstanding shares.

Statement of Stockholders’ Deficit, page F-6

3.	We note your response to prior comment 4. The balance of accumulated deficit of ($16,484,367) as of December 31, 2018 presented on the Statement of Stockholders’ Deficit still does not agree with the accumulated deficit of ($20,379,867) as of December 31, 2018 presented on the Balance Sheet. Please revise.
RESPONSE:	In response to the Staff’s comment, we have revised the balance of accumulated deficit as of December 31, 2018 presented on the Statement of Stockholders’ Deficit. This was a formatting error: the amounts for Beneficial Conversion Feature and Subscription Receivable should have been listed in the APIC column, not in the Accumulated Deficit column. When those two numbers are moved to the correct column the Statement of stockholders Deficit ties to the balance sheet.

Notes to the Audited Financial Statements, page F-14

4.	Your response to prior comment 5 references ASC 718. Please describe the significant terms of the stock-based employee awards including the vesting and contractual terms. Tell us what consideration was given to recognizing the compensation cost of the share-based employee awards over the requisite service period. Revise to disclose the requisite service period for your stock-based compensation grants and any other substantive conditions including those relating to vesting. We refer you to ASC 718-10-35-2 and 718-10-50-2(a)(1).
RESPONSE:	In response to the Staff’s comment, we have described the significant terms of the stock-based employee awards, including the vesting and contractual terms, and the consideration that was given to recognizing the compensation cost of the share-based employee awards over the requisite service period. Additionally, we have revised our disclosure to include the requisite service period for our stock-based compensation grants.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The company acknowledges that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Robert Liscouski

Robert Liscouski
Chief Executive Officer
Quantum Computing Inc.
215 Depot Court SE
Suite 212
Leesburg, VA 20175

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